                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             Criticare Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    226901106
                                 (CUSIP Number)

                                 Scott A. Shuda
                             BlueLine Partners, LLC
                     4115 Blackhawk Plaza Circle, Suite 100
                           Danville, California 94506

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                 James C. Creigh
                       Blackwell Sanders Peper Martin LLP
                          1620 Dodge Street, Suite 2100
                              Omaha, Nebraska 68102
                                 (402) 964-5000

                                February 7, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule 13d-1(e),  Rule 13d-1(f) or Rule  13d-1(g),  check the following box [ ].

                                  Page 1 of 10

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Catalyst Fund VII, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            449,800
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            449,800
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                974,600
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                  Page 2 of 10

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           California
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            449,800
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            449,800
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                974,600
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                  Page 3 of 10

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Capital Partners, L.P.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            524,800
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            524,800
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                974,600
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       PN
---------- ---------------------------------------------------------------------

                                  Page 4 of 10

----------------------------
CUSIP No.  226901106       -
----------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
           BlueLine Partners, L.L.C.
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
    2      Instructions) (a) [   ]
                         (b) [ X ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           WC
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -            0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -            524,800
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -            0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -            524,800
--------------------------- ----- ----------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                974,600
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [ ]
                (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                       OO
---------- ---------------------------------------------------------------------

                                  Page 5 of 10

     This  Amendment  No.  4  (this  "Amendment")  amends  and  supplements  the statement on Schedule 13D filed by BlueLine  Catalyst Fund VII, L.P.  ("BlueLine
Catalyst") and BlueLine Partners, L.L.C. ("BlueLine California") on December 14,
2004 (the  "Schedule  13D") and  Amendment No. 1 to such filing made by the same entities on April 11, 2005 and  Amendment  No. 2 filed on September 28, 2005 and
Amendment  No. 3 filed on  December  14, 2005 by the above  named  entities  and
BlueLine Capital Partners, L.P ("BCP") and BlueLine Partners, L.L.C., a Delaware
limited  liability  company  and the  sole  general  Partner  of BCP  ("BlueLine
Partners")  relating  to the common  stock  (the  "Common  Stock") of  Criticare
Systems, Inc. (the "Company"). Items designated as "no change" indicate that the information  previously  included in the Schedule 13D remains  current as of the date of this Amendment.

Item 1. Security and Issuer

No change.

Item 2. Identity and Background

No change.

Item 3. Source and Amount of Funds

Item 3 is hereby amended and restated to read as follows:

As of the date hereof, the Reporting  Entities may, in the aggregate,  be deemed to beneficially  own 974,600 shares of Common Stock (the  "Shares").  The Shares were  purchased  by  BlueLine  Catalyst  and BCP in the open  market  with their investment capital.

Item 4. Purpose of the Transaction

Item 4 is hereby amended to include the following:

The Reporting Entities invest in companies they believe are undervalued relative to their potential.  These are not companies that are broken, but rather,  those in situations  where if certain issues were  addressed and  identified  problems fixed, the companies could be expected to trade at significantly  higher values.
As part of each  investment,  the Reporting  Entities  identify these issues and seek to work with management,  the board of directors and other  shareholders to address and correct the problems and thereby create shareholder  value.  Because
BlueLine's perspective and advice relate to operational issues and not financial
engineering,   BlueLine's  participation  is  usually  well  received  by  other stakeholders.

The  Company is clearly  performing  better now than it did prior to  BlueLine's investment.  Published  analyst  reports project that revenues will reach record levels in fiscal  year  2006 and the  Company  has  reported  three  consecutive quarters of profitable  operations.  In addition,  management is to be commended for the job it has done in creating opportunities around new products and recent developments in the marketplace.  There remains,  however,  significant room for improvement  in the areas of cost  controls,  financial  planning  and  investor relations.  The Company must leverage top line growth to improve net margins and increase its profitability.

                                  Page 6 of 10

The Company must also exhibit  greater control over its business and the message it communicates to investors.

The Company's  management has been promoting its product initiatives and new OEM relationships  for some time.  Investors are growing  impatient with promises of future  performance and the Company's  management must begin delivering  against the  expectations  that it has set. To this end,  the  Reporting  Entities  have advocated  governance  reforms  and a greater  role for the  Company's  board of directors.  A more active board should help management set  priorities,  produce budgets and financial  projections,  develop a better defined investor  message, and,  most  importantly,  hold  management  accountable  if it fails to  achieve established  performance  metrics.  This last item could be effectively  done by creating an executive compensation plan that links pay to performance.  BlueLine takes some  encouragement  from the recent  appointment  of a new director  with public company  experience,  but will continue to press for  governance  reforms until it  believes  that the board  will  adhere to its own  written  governance policies as well as accepted norms of good corporate governance.

Depending on market conditions,  general economic  conditions and other factors, including the degree of their  participation in the Company's  business affairs, the  Reporting  Entities may purchase  additional  shares of Common Stock in the open  market or in private  transactions,  or may dispose of all or a portion of the  shares  of  Common  Stock  that  they or any of them  presently  own or may hereafter acquire.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)  As of the date of this  Amendment,  each of the  Reporting  Entities may be deemed  to own  974,600  shares  of  Common  Stock.  The  Shares  represent approximately  8.1% of the  shares of  Common  Stock  outstanding  based on
     12,062,268  shares of the Company's Common Stock outstanding as reported in the Company's  report on Form 10-Q for the Company's  fiscal  quarter ended
     September 30, 2005 as filed with the Securities and Exchange  Commission on
     November 10, 2005.

     The Reporting  Entities are making this single,  joint filing  because they may be deemed to  constitute  a  "group"  within  the  meaning  of  Section
     13(d)(3) of the Act. Each Reporting Entity expressly  disclaims  beneficial ownership  of any of the shares of Common  Stock other than those  reported herein as being owned by it.

(b)  As of the  date of this  Amendment  No. 4 to  Schedule  13D:  (i)  BlueLine
     Catalyst  beneficially  owns  449,800  shares of Common  Stock  with  which
     BlueLine Catalyst has shared voting power and shared dispositive power with the other Reporting Entities;  (ii) BlueLine  California  beneficially owns
     449,800  shares of Common Stock with which  BlueLine  California has shared voting  power  and  shared  dispositive  power  with  the  other  Reporting
     Entities;  (iii) BCP beneficially  owns 524,800 shares of Common Stock with which BCP has shared  voting  power and shared  dispositive  power with the other Reporting  Entities;  and (iv) BlueLine  Partners  beneficially  owns
     524,800 shares of Common Stock with which BlueLine

                                  Page 7 of 10

     Partners  has shared  voting  power and shared  dispositive  power with the other Reporting Entities.

(c)  Information  concerning  transactions  in the Common Stock  effected by the
     Reporting  Entities  during  the past  sixty days is set forth in Exhibit B hereto and is incorporated by this reference.  All of the  transactions set forth in Exhibit B were open market transactions for cash.

(d)  No person (other than the Reporting Entities) is known to have the right to receive  or the power to direct  the  receipt  of  dividends  from,  or the proceeds from the sale of, the Shares.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer

No change.

Item 7. Materials to be Filed as Exhibits

     1.   Exhibit A - Joint Filing Agreement dated September 28, 2005, signed by each of the Reporting Entities.*
     2.   Exhibit B - Transactions in the Common Stock by the Reporting Entities
          during the past 60 days.

*  Incorporated  by  reference  to the  Amendment  No. 2  Schedule  13D filed on
September 28, 2005.

                                  Page 8 of 10

SIGNATURES

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  February 15, 2006

                                       BlueLine Catalyst Fund VII, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                               Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Manager

                                       BlueLine Partners, L.L.C.

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Manager

                                       BlueLine Capital Partners, L.P.

                                       By:  BlueLine Partners, L.L.C.
                                               Its:  General Partner

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Manager

                                       BlueLine Partners, L.L.C.

                                       By:     /s/ Scott Shuda
                                          --------------------------------------
                                       Name:   Scott Shuda
                                       Title:  Manager

                                  Page 9 of 10

                                    EXHIBIT B

Transactions  in the Common Stock effected by the Reporting  Entities during the past sixty days.

                             BCP                       BlueLine Catalyst
  Date         No. of Shares    Price per Share   No. of Shares  Price per Share
12/12/2005        -1,000             $4.70
12/12/2005       340,000             $4.54
12/16/2005         1,500             $4.94
12/27/2005        -3,000             $5.11
  1/4/2006           500             $4.95
  1/5/2006         1,000             $4.90
  1/6/2006         1,000             $4.85
  1/9/2006         1,000             $4.75
 1/10/2006         1,000             $4.70
 1/13/2006         1,700             $4.48
 1/19/2006         2,000             $4.56
 1/26/2006                                            -3,000          $4.59
 1/27/2006                                            -3,000          $4.62
  2/1/2006                                            -7,000          $5.18
  2/6/2006                                            -6,000          $5.11
  2/7/2006                                          -206,500          $5.30
  2/9/2006         4,000             $4.88
 2/13/2006         5,000             $4.80

                                 Page 10 of 10